Exhibit 99.1

FOR IMMEDIATE RELEASE	TSX: WPM
June 12, 2017	NYSE: WPM

WHEATON PRECIOUS METALS RECOMMENDS

SHAREHOLDERS REJECT TRC CAPITAL’S “MINI-TENDER” OFFER

Vancouver, British Columbia – Wheaton Precious Metals™ Corp. (“Wheaton” or the “Company”) (TSX:WPM) (NYSE:WPM) has been notified of an unsolicited "mini-tender" offer made by TRC Capital Corporation ("TRC Capital") to purchase up to 5,000,000 Wheaton common shares, or approximately 1.1% of the common shares outstanding, at a price of CAD$26.75 per share in cash. Wheaton does not endorse this unsolicited mini-tender offer and recommends that shareholders do not tender their shares in response to the offer.

Wheaton cautions shareholders that the mini-tender offer has been made at a price below market, representing a discount of 4.57% to the closing price of Wheaton common shares on the Toronto Stock Exchange and a discount of 4.69% to the closing price of Wheaton common shares on the New York Stock Exchange on June 6, 2017, the last trading day before the mini-tender offer was commenced. In addition, the offer is subject to a number of conditions.

Wheaton is not associated with TRC Capital, its mini-tender offer or the mini-tender offer documentation.

TRC Capital has made similar unsolicited mini-tender offers for shares of numerous other public companies. Mini-tender offers are designed to seek less than 5% of a company's outstanding shares, thereby avoiding many disclosure and procedural requirements applicable to most bids under Canadian and United States securities legislation.

The Canadian Securities Administrators (CSA) have expressed serious concerns about mini-tender offers, such as the possibility that investors might tender to a mini-tender offer based upon a misunderstanding of the terms of the offer, including the per securities price available under the offer relative to the market price of such securities. Comments from the CSA on mini-tenders can be found on the Ontario Securities Commission website at http://www.osc.gov.on.ca/en/SecuritiesLaw_csa_19991210_61-301.jsp.

The U.S. Securities and Exchange Commission (SEC) has also published investor tips regarding mini-tender offers on its website at http://www.sec.gov/investor/pubs/minitend.htm. The SEC states: "Some bidders make mini-tender offers at below-market prices, hoping that they will catch investors off guard if the investors do not compare the offer price to the current market price." Wheaton also encourages brokers and dealers, as well as other market participants, to review the SEC's letter regarding broker-dealer mini-tender offer dissemination and disclosures on the SEC's website at: http://www.sec.gov/divisions/marketreg/minitenders/sia072401.htm.

Wheaton urges investors to obtain current market quotations for their shares, consult with their broker or financial advisor and exercise caution with respect to TRC Capital's offer. Wheaton recommends that shareholders take no action in response to TRC Capital's mini-tender offer. According to TRC Capital's offer documents, Wheaton shareholders who have already tendered their shares may withdraw their shares at any time before 12:01 a.m. (Toronto time) on July 7, 2017 by following the procedures described in the TRC Capital offer documents.

Wheaton requests that a copy of this news release be included with all distributions of materials relating to TRC Capital's mini-tender offer related to Wheaton common shares.

About Wheaton Precious Metals

Wheaton Precious Metals is the largest silver and gold streaming company in the world by revenue, operating cash flow and precious metals production. The Company’s revenue is roughly evenly split between silver and gold sales. Wheaton Precious Metals has entered into 19 precious metal agreements with fifteen operating partners, including Vale, Barrick Gold, Goldcorp, and Glencore.

For further information, please contact:

Patrick Drouin

Senior Vice President, Investor Relations

Wheaton Precious Metals Corp.

Tel: 1-844-288-9878

Email: info@wheatonpm.com

Website: www.wheatonpm.com